INNOVATION BEVERAGE GROUP LIMITED

ACN 625 701 420

NOTICE OF 2025 EXTRAORDINARY GENERAL MEETING AND

EXPLANATORY MEMORANDUM

Date and Time of Meeting:
22nd August 2025 at 10.00am

Place of Meeting:
Level 5, 56 Pitt Street, NSW 2000

This Meeting will be conducted as a hybrid meeting, being in person at the above venue and virtually via the zoom platform. Shareholders are strongly encouraged to lodge their completed Proxy Forms in accordance with the instructions in this Notice of Meeting.

In accordance with section 110D(1) of the Australian Corporations Act 2001 the Company will not be sending hard copies of this Notice of Meeting to shareholders unless a shareholder has requested a hard copy of this Notice or made an election for the purposes of Section 110E of the Australian Corporations Act to receive documents from the Company in physical form. This Notice can be viewed and downloaded from the Company's website at www.innovationbev.com

This Notice of Extraordinary General Meeting and Explanatory Memorandum should be read in its entirety. If you are in doubt as to how to vote on any of the Resolutions, you should seek advice from your accountant, solicitor or other professional adviser without delay.

INNOVATION BEVERAGE GROUP LIMITED
ACN 625 701 420

Notice of 2025 Extraordinary General Meeting

Notice is given that a general meeting of the shareholders of Innovation Beverage Group Limited ACN 625 701 420 (**Company** or **IBG**) will be held as a hybrid meeting, being physically at Level 5, 56 Pitt Street, Sydney NSW 2000 and virtually at the same time, on 22nd day, of August 2025 at 10.00am (Sydney time) for the purpose of considering and if thought fit passing the resolutions as stated below.

The Directors encourage Shareholders to participate in the Meeting via either attendance or the onlinezoom platform.

While Shareholders will be able to vote online during the Meeting, Shareholders are encouraged to lodge a proxy ahead of the Meeting, even if they are participating online. If you are unable to attend, please lodge your proxy.

As always, we invite Shareholders to submit questions in advance of the Meeting. Questions may be submitted when lodging your proxy at www.innovationbev.com

Please note that additional information concerning the proposed resolution is contained in the Explanatory Memorandum that accompanies and forms part of this Notice of Extraordinary General Meeting.

RESOLUTION 1 – REVERSE SHARE SPLIT

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That, for the purposes of section 254H of the Australian Corporations Act and for all other purposes, shareholders approve and agree to the consolidation of Innovation Beverage Group Limited's issued capital on the basis that:*
>
> *(a) every 5 Shares in Innovation Beverage Group Limited be consolidated into 1 Share in the Company; and*
>
> *(b) where this consolidation results in a fraction of a Share being held, the Company be authorised to round that fraction up to the nearest whole number,*
>
> *to be implemented and effective on such date as determined by the Board (in its discretion) and, where Board elects to proceed with the consolidation, the effective date will be notified to the NASDAQ market within 45 days of the date of the passing of this resolution."*

By order of the Board

Company Secretary
24 July 2025

VOTING ENTITLEMENT NOTICE

1. Entitlement to vote

For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 10.00am (Sydney time) on 22nd August, 2025. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

2. Voting at the meeting

You may vote by participating in the Meeting at the above described venue or by appointing an attorney or corporate representative to participate in the Meeting and vote for you. Alternatively, Shareholders who are entitled to vote at the Meeting may vote by appointing a proxy to participate and vote on their behalf, using the Proxy Form accompanying this Notice of Meeting.

(a) Jointly held Shares

If more than one Shareholder votes in respect of jointly held Shares, only the vote of the Shareholder whose name appears first in the share register will be counted whether the vote is given personally, by attorney or proxy.

(b) Voting in person

Shareholders wishing to vote, or their attorneys or in the case of a Shareholder or proxy which is a corporation, corporate representatives, must attend the Meeting in person at the above described venue to be held at 10.00am (Sydney time) on 22nd August 2025. It is suggested that participants attend 15 minutes prior to the time designated for the commencement of the Meeting, if possible, to register and to obtain a voting card. This Meeting will not be conducted virtually.

(c) Shareholder online voting and asking questions

Shareholders can submit questions in relation to the business of the Meeting and vote on the Resolution in real time during the Meeting via the online Xcend Virtual Meeting Portal.

Shareholders participating in the Meeting using the online Xcend Virtual Meeting Portal platform will be able to vote between the commencement of the Meeting and the closure of voting as announced by the Chair during the Meeting.

By participating in the Meeting online you will be able to:

- view the Meeting slides and hear the commentary;
- submit questions at the appropriate time whilst the Meeting is in progress; and
- vote during the Meeting.

Instructions on how to log on to ask questions during the Meeting are outlined below. Note, only Shareholders may ask questions online and only once they have been verified. It may not be possible to respond to all questions raised during the Meeting. Shareholders are therefore encouraged to lodge questions prior to the EGM.

To participate in the Meeting online, you can log in to the Meeting in the following ways:

(i) from your computer, by entering the URL in your browser:

https://meeting.xcend.app/IBGGM2025

or

(ii) from your mobile device by entering the URL in your browser:

https://meeting.xcend.app/IBGGM2025

Once you have selected one of the options above, Shareholders will need the following information to participate in the EGM in real-time:

1. your SRN (shown on your proxy form); and

2. your postcode registered to your holding if you are an Australian Shareholder.

Overseas Shareholders should select their country. Assistance with online registration for the Meeting will be open from 9.30am (AEST) by calling +61 (2) 8591 8509 (within Australia) or +61 (2) 8591 8509 (overseas).

Xcend will also provide a unique email link to appointed proxy holders using this same telephone number.

(d) Voting by proxy

Shareholders wishing to appoint a proxy to vote on their behalf at the Meeting must either complete and sign or validly authenticate the personalised Proxy Form which accompanies this Notice of Meeting or lodge their proxy online. A person appointed as a proxy may be an individual or a body corporate.

Completed Proxy Forms must be delivered to Xcend by 10.00am (Sydney time) 48 hours before the meeting in any of the following ways:

- **By mail** in the enclosed reply-paid envelope (or the self-addressed envelope, for Shareholders whose registered address is outside Australia) provided to Xcend as follows:
  Xcend Pty Ltd
  PO Box R1905
  Royal Exchange NSW 1225
- **By email** to Xcend at meetings@xcend.co
- **By Hand:**
  Xcend Pty Ltd
  Level 2
  477 Pitt Street
  Haymarket NSW 2000

A proxy need not be a Shareholder.

If you appoint a proxy and subsequently wish to attend the meeting yourself, the proxy will retain your vote and you will be unable to vote yourself unless you notify the registrar of the revocation of your proxy appointment before the commencement of the Meeting. You may notify the registrar by calling +61 (2) 8591 8509 (within Australia) or +61 (2) 8591 8509 (overseas).

If a proxy appointment is signed by a Shareholder but does not name the proxy or proxies in whose favour it is given, the Chair will act as proxy.

You are entitled to appoint up to two proxies to participate in the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy you must specify the names of each proxy and the percentage of votes or number of securities for each proxy on the Proxy Form. Replacement Proxy Forms can also be obtained from the Xcend

If you hold Shares jointly with one or more other persons, in order for your proxy appointment to be valid, each of you must sign the Proxy Form.

(e) Undirected proxies

If a Shareholder nominates the Chair of the Meeting as that Shareholder's proxy, the person acting as Chair of the Meeting must act as proxy under the appointment in respect of any or all items of business to be considered at the Meeting.

If a proxy appointment is signed or validly authenticated by that Shareholder but does not name the proxy or proxies in whose favour it is given, the Chair of the Meeting will act as proxy in respect of any or all items of business to be considered at the Meeting.

Proxy appointments in favour of the Chair of the Meeting, the Company Secretary or any Director which do not contain a direction as to how to vote will be voted in favour of the resolution at the Meeting.

The Chair intends to vote undirected proxies of which the chair is appointed as proxy in favour of the resolutions.

(f) Voting by attorney

If you wish to appoint an attorney to vote at the Meeting, the original or a certified copy of the power of attorney under which the attorney has been appointed must be received by the Xcend no later than 10.00am (Sydney time) no later than 48 hours before the Meeting.

Any power of attorney granted by a Shareholder will, as between the Company and that Shareholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant Shareholder is lodged with the Company.

Your appointment of an attorney does not preclude you from logging in online and participating and voting at the Meeting. The appointment of your attorney is not revoked merely by your participation and taking part in the Meeting, but if you vote on a resolution, the attorney is not entitled to vote, and must not vote, as your attorney on that resolution.

(g) Voting by corporate representative

To vote by corporate representative at the Meeting, a Shareholder or proxy who is a corporation should obtain a *Certificate of Appointment of Corporate Representative* from the Xcend, complete and sign the form in accordance with the instructions on it. The completed appointment form should be lodged with the Xcend before 10.00am (Sydney time) 48 hours before the Meeting.

The appointment of a representative may set out restrictions on the representative's powers. The appointment must comply with section 250D of the Australian Corporations Act.

The original *Certificate of Appointment of Corporate Representative*, a certified copy of the *Certificate of Appointment of Corporate Representative*, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

INNOVATION BEVERAGE GROUP LIMITED

ACN 625 701 420

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Extraordinary General Meeting of Shareholders to be held as a hybrid meeting, namely in person and virtually, at 10.00am (Sydney time) on 22nd August 2025 (**Meeting**).

The Company is listed on NASDAQ. For this reason the Meeting is to be held as a hybrid meeting with shareholders able to attend and vote either in person at the physical address for the meeting or on-line as outlined in the Notice of Meeting.

Further details in respect of the Resolution are detailed below. You should carefully read this Explanatory Memorandum and the proposed Resolution detailed in the Notice of Meeting and seek your own independent financial, accounting, legal and taxation advice regarding the implications of the proposed Resolution.

1. Resolution 1 – Reverse Share Split

1.1 Background

Under the NASDAQ Listing Rules, listed companies are required to maintain a minimum bid price of US$1.00 per share (**Minimum Bid Price**). Where a listed company is non-complaint with the Minimum Bid Price for 30 consecutive business days, NASDAQ will issue a deficiency notice to the company requiring compliance within 180 days of the notice. Where the company maintains the Minimum Bid Price for 10 consecutive trading days, the company will cure its deficiency (unless NASDAQ exercises its discretion to extend this period).

On 25 February 2025, the Company received a notice from NASDAQ requiring IBG to maintain the Minimum Bid Price. The Directors consider it appropriate to undertake a reverse share split to satisfy the Minimum Bid Price before the expiry of the compliance period on 25 August 2025.

The Directors are seeking Shareholder approval for a reverse share split of the number of Shares on a 5 existing Shares for 1 new Share basis, and where this reverse share split results in a fraction of a Share being held, that fraction is rounded up to the nearest whole number (**Reverse Share Split**), to be implemented and effective after Shareholder approval on such date as determined by the Board (in its discretion) and, where Board elects to proceed with the Reverse Share Split, the effective date will be notified to the NASDAQ market within 45 days of the date of the passing of the shareholder resolution.

If Resolution 1 is passed, overall the number of Shares on issue will be reduced from the current level of approximately 13,013,489 Shares to approximately 2,602,698 Shares (subject to rounding).

As the Reverse Share Split applies equally to all Shareholders, individual shareholdings will be reduced in the same ratio as the total number of Shares (subject to rounding). Accordingly, the Company does not expect there to be any dilution resulting from the Reverse Share Split, other than a nominal amount caused by possible rounding.

While the Reverse Share Split should not in theory have any impact on the underlying value of the Company, Shareholders should appreciate that the value of the Company's shares as listed on NASDAQ (and in turn the Company's market capitalisation) is subject to a broad range of market factors which are beyond the control of the Company.

1.2 Legal implications

Section 254H of the Australian Corporations Act provides that a company may, by resolution passed in a general meeting, convert all or any of its shares into a larger or smaller number.

The Board does not believe it is appropriate to provide any advice on any taxation implications arising from the proposed Reverse Share Split as this will depend upon the individual shareholders personal taxation structure.

1.3 Holding statements

Where Resolution 1 is approved, all holding statements for Shareholders will cease to have any effect, except as evidence of entitlement to a certain number of Shares on a post-split basis. After the Reverse Share Split becomes effective, the Company will arrange for new holding statements for Shares to be issued to holders of those Shares. It is the responsibility of each Shareholder to check the number of Shares held prior to the Reverse Share Split.

1.4 Indicative timetable

Where approved by IBG shareholders, the Reverse Share Split is to take effect on such date as determined by the Board and notified to the NASDAQ market but within 45 days of the date of IBG shareholder approval of the Reverse Share Split. Where after shareholdler approval the Board determines to proceed with the Reverse Share Split –

- the Company will provide a NASDAQ Announcement providing confirmation of implementation and timetable for the Reverse Share Split (including date for the "consolidation");
- new CUSIP and submission to Nasdaq 10 calendar days before effective date of the consolidation;
- Nasdaq halt trading at 7:50pm EST (before the end of post-market trading at 8pm EST) the day before the effective date of the consolidation;
- Nasdaq will resume trading at 9am EST on the effective date of the consolidation.

1.5 Recommendation

The Board unanimously recommends that the Shareholders vote in favour of Resolution 1.

2. Further information

The Directors are not aware of any other information which is relevant to the consideration by members of the proposed Resolution set out in this Notice of Meeting.

The Directors recommend members read this Explanatory Memorandum in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed resolutions before making any decision in relation to the proposed Resolution.

Glossary

Definitions

The following definitions are used in the Notice of Meeting and the Explanatory Memorandum:

Board means the board of Directors of the Company.

Company means Innovation Beverage Group Limited ACN 625 701 420.

Australian Corporations Act or Act means the *Australian Corporations Act 2001* (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice.

Extraordinary General Meeting / EGM means the extraordinary general meeting of the Company to be held at 10.00am on 22nd August 2025 pursuant to the Notice of Meeting.

Meeting means the annual general meeting subject to this Notice.

Notice of Meeting or **Notice** means this notice of Extraordinary General Meeting.

Proposed Transaction has the meaning as provided in Section 1.1 of this Explanatory Memorandum.

Proxy Form means the proxy form accompanying the Notice.

Resolution means the resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Xcend means Xcend Pty Ltd